Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

June 14, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 142

Nuveen Balance Sheet Strength Portfolio, 2Q 2016

File Nos. 333-211123 and 811-08103

Dear Ms. White:

This letter is in response to your comment letter dated May 18, 2016 regarding the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 142, filed on May 4, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen Balance Sheet Strength Portfolio, 2Q 2016 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. Given that the portfolio seeks to replicate the Goldman Sachs Strong Balance Sheet Basket which “identifies and includes… 50 companies within certain sectors of the S&P 500 Index,” it is unclear why the trust may include mid- and small cap stocks and stocks of foreign companies. Please advise or revise.

Response: With regard to foreign securities, according to the current methodology for the S&P 500 Index, the domicile determination for a company is based on a number of factors, such as whether the company files an annual 10-K report, the location of the plurality of the company’s revenues, the location of its primary listing and its country of headquarters or incorporation. Because the S&P 500 Index makes a determination based on a number of factors, it is possible to include a foreign company that trades on an U.S. exchange in the S&P 500 Index and, consequently, the Trust’s portfolio. If such securities are not included in the final portfolio, the risk disclosures pertaining to foreign securities will be removed.

With regard to mid-cap companies, according to the current methodology for the S&P 500 Index, the S&P 500 Index may include companies with a market capitalization of $5.3 billion USD or greater. Therefore, it is possible that mid-cap companies may be included in the S&P 500 Index and, consequently, the Trust’s portfolio. If such securities are not included in the final portfolio, the risk disclosures pertaining to mid-cap companies will be removed. The risk disclosure related to small-cap companies has been removed.

Trust Portfolio (pp. 3-4)

2. It is unclear why you have inserted the Trust Portfolio listing in this section vs. at the end of Part A. Please advise or revise.

Response: The disclosure has been revised in response to your comment.

Selection of Portfolio Securities (p. 5)

3. Please clarify, if true, that the basket sponsor, not the Sponsor, selects the basket.

Response: The disclosure has been revised in response to your comment.

4. In Step Two, please disclose the significance of a company's short interest percentage - i.e. that it is a measure of investor sentiment, and that the higher a company’s short interest percentage, the more people believe its price will go down.

Response: The disclosure has been revised in response to your comment.

5. The last sentence in Step Two states that “[a] stock’s short interest percentage is typically calculated by…” Please rephrase to state how the basket sponsor calculates the short interest percentage, instead of how it is “typically” calculated.

Response: The disclosure has been revised in response to your comment.

6. In Steps Four and Five, please re-write the steps in plain English. Please consider including examples how each industry is weighted, how that affects the number of stocks included in the basket and how each basket stock is weighted.

Response: The disclosure has been revised in response to your comment.

Portfolio and Portfolio Methodology (p. 7)

7. The second sentence of the first paragraph refers to the lag between the observation date and the date of deposit providing time “to screen for any liquidity or regulatory issues in regards to the securities selection.” If the Sponsor will exclude any securities based on such screens, please disclose. We also note that in the first paragraph on p. 9, you disclose that the Sponsor may remove a stock “if there was a material negative credit event, or significant liquidity concerns.” Please reconcile.

Response: The disclosure has been revised in response to your comment.

8. Please explain what is meant by “equally weighted on a market capitalization basis.”

Response: The disclosure has been revised in response to your comment.

Principal Risks (p. 7-12)

9. Given your statement that the Trust will invest in stocks included in the S&P 500, it is unclear why you have included investing in foreign securities and investing in small- and mid-cap companies as Principal Risks. Please advise or revise.

Response: Please see the response to Comment No. 1. The disclosure has been revised in response to your comment.

10. Please include a risk factor disclosing that the Trust may make distributions that represent a return of capital for tax purposes and the consequences of such distributions (discussed on page B-25).

Response: The disclosure has been revised in response to your comment.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren